ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS SUPPLEMENT

DATED AUGUST 15, 2019 AND PROSPECTUS DATED AUGUST 12, 2019)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBERS 333-233213, 333-233213-01 and 333-233213-02

GLP Capital, L.P.

GLP Financing II, Inc.

This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the accompanying Prospectus (as supplemented through and including the date hereof, the “Preliminary Prospectus”). The information in this term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Other information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Preliminary Prospectus.

Terms applicable to the $400,000,000 3.350%

Senior Notes due 2024 (the “2024 notes”)

Title of Security:	3.350% Senior Notes due 2024

Principal Amount:	$400,000,000

Coupon (Interest Rate):	3.350% per annum

Benchmark Treasury:	UST 1.750% due July 31, 2024

Benchmark Treasury Yield:	1.422%

Spread to Benchmark Treasury:	+195 basis points

Yield to Maturity:	3.372%

Scheduled Maturity Date:	September 1, 2024

Public Offering Price:	99.899% of the principal amount plus accrued interest, if any, from August 29, 2019

Optional Redemption:	The Issuers may redeem all or part of the 2024 notes at any time at their option at a redemption price equal to the greater of: (1) 100% of the principal amount of the 2024 notes to be redeemed, and

(2)   the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if such 2024 notes matured 30 days prior to their maturity date (the “2024 Notes Par Call Date”) but for the redemption thereof (exclusive of interest accrued to, but not including, the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, in each case, plus accrued and unpaid interest on the amount being redeemed to, but not including, the date of redemption; provided, however, that if we redeem the 2024 notes on or after the 2024 Notes Par Call Date, the redemption price will equal 100% of the principal amount of the 2024 notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to, but not including, the date of redemption; provided, further, that installments of interest that are due and payable on any interest payment dates falling on or prior to a redemption date shall be payable on such interest payment dates to the persons who were registered holders of the 2024 notes at the close of business on the applicable record dates.

CUSIP / ISIN Numbers:	361841 AN9 (CUSIP) US361841AN93 (ISIN)

Interest Payment Dates:	March 1 and September 1 of each year, commencing on March 1, 2020

Record Dates:	February 15 and August 15 of each year

Terms applicable to the $700,000,000 4.000% Senior Notes due 2030 (the “2030 notes”)

Title of Security:	4.000% Senior Notes due 2030

Principal Amount:	$700,000,000

Coupon (Interest Rate):	4.000% per annum

Benchmark Treasury:	UST 1.625% due August 15, 2029

Benchmark Treasury Yield:	1.530%

Spread to Benchmark Treasury:	+250 basis points

Yield to Maturity:	4.030%

Scheduled Maturity Date:	January 15, 2030

Public Offering Price:	99.751% of the principal amount plus accrued interest, if any, from August 29, 2019

Optional Redemption:	The Issuers may redeem all or part of the 2030 notes at any time at their option at a redemption price equal to the greater of:

(1)   100% of the principal amount of the 2030 notes to be redeemed, and

(2)   the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if such 2030 notes matured 90 days prior to their maturity date (the “ 2030 Notes Par Call Date”) but for the redemption thereof (exclusive of interest accrued to, but not including, the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points, in each case, plus accrued and unpaid interest on the amount being redeemed to, but not including, the date of redemption; provided, however, that if we redeem the 2030 notes on or after the 2030 Notes Par Call Date, the redemption price will equal 100% of the principal amount of the 2030 notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to, but not including, the date of redemption; provided, further, that installments of interest that are due and payable on any interest payment dates falling on or prior to a redemption date shall be payable on such interest payment dates to the persons who were registered holders of the 2030 notes at the close of business on the applicable record dates.

CUSIP / ISIN Numbers:	361841 AP4 (CUSIP) US361841AP42 (ISIN)

Interest Payment Dates:	January 15 and July 15 of each year, commencing on January 15, 2020

Record Dates:	January 1 and July 1 of each year

Terms applicable to the 2024 notes and the 2030 notes (collectively, the “notes”)

Issuers:	GLP Capital, L.P. (the “Operating Partnership”) and GLP Financing II, Inc. (together with the Operating Partnership, the “Issuers”)

Guarantor:	Gaming and Leisure Properties, Inc.

Distribution:	SEC Registered (Registration Nos. 333-233213, 333-233213-01 and 333-233213-02)

Trade Date:	August 15, 2019

Settlement Date:	The settlement date of the notes is expected to be August 29, 2019, the 10th business day following the trade date (such settlement date being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the notes initially settle in T+10 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

Joint Book-Running Managers:

Wells Fargo Securities, LLC

BofA Securities, Inc.

Fifth Third Securities, Inc.

J.P. Morgan Securities LLC

Barclays Capital Inc.

Citizens Capital Markets, Inc.

Credit Agricole Securities (USA) Inc.

M&T Bank Securities, Inc.

SunTrust Robinson Humphrey, Inc.

Changes to the Preliminary Prospectus:

The second paragraph in the section entitled “Use of Proceeds” in the Preliminary Prospectus is amended and restated in its entirety as follows (and other information is deemed to have changed to the extent affected thereby):

“We intend to use (i) approximately $340.0 million of the net proceeds from the offering to repay outstanding borrowings under our revolving credit facility, excluding any accrued and unpaid interest thereon, (ii) approximately $240.0 million of the net proceeds from the offering to repay outstanding borrowings under our Term Loan A-1 facility, excluding any accrued and unpaid interest thereon, and (iii) approximately $512.0 million of the net proceeds from the offering to finance the a cash tender offer (the “Tender Offer”) to purchase up to $500.0 million aggregate principal amount of the Issuers’ outstanding 4.875% senior unsecured notes due November 1, 2020 (the “2020 Notes”). To the extent that less than $500.0 million of the 2020 Notes are tendered in the Tender Offer and there are any remaining net proceeds, we will use such remaining net proceeds for general corporate purposes or to pay down additional borrowings under the Term Loan A-1 facility. The consummation of this offering is not conditioned on the completion of the Tender Offer.”

The Guarantor and the Issuers have filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Guarantor has filed with the SEC that are incorporated by reference into the Preliminary Prospectus for more complete information about the Issuers, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Wells Fargo Securities, LLC by calling 1-800-645-3751, BofA Securities, Inc. by calling 1-800-294-1322, Fifth Third Securities, Inc. by calling 1-866-531-5353, or J.P. Morgan Securities LLC by calling collect 1-212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.